May 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Attn: John Coleman, Mining Engineer

100 F. Street, NE

Washington, D.C. 20549

Re:          Comment letter dated May 13, 2022

Perpetua Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 18, 2022

File No. 001-39918

Dear Mr. Coleman:

Perpetua Resources Corp. (the “Company”) is in receipt of the comment letter from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 13, 2022 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 18, 2022 (the “2021 Form 10-K”). For convenience, the Staff’s comments are reproduced below, with the Company’s response to each comment set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 2021 Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2021

Item 2. Properties, page 35

Comment No. 1: Please revise your mineral resources to disclose resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K.

In response to the comment from the Staff, the Company proposes to revise the description of its mineral resources in its future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), to disclose resources exclusive of mineral reserves.

Specifically, in future annual reports on Form 10-K, we propose to replace the mineral resource table with the table from our Technical Report Summary (the “TRS”) that excludes reserves. The table labeled “Consolidated Mineral Resource Statement for the Stibnite Gold Project at December 31, 2021, based on $1,500/oz gold” included on page 35 of our 2021 Form 10-K will be replaced by Table 11-27 (as it may be amended or updated from time to time) from our TRS, dated as of December 31, 2021, developed for the Stibnite Gold Project. The proposed revised table to be included in our future annual reports on Form 10-K, along with the corresponding lead-in paragraph (with additions underlined and deletions marked with a strikethrough), is presented below:

Mineral Resource Estimates

The following table presents the estimated Indicated and Inferred Mineral Resources for the Project at December 31, 2021 based on $1,500/oz gold price and presented in accordance with S-K 1300. While the 2020 Feasibility Study includes both Measured and Indicated Mineral Resources ~~Reserves~~, all Measured Mineral Resources ~~Reserves~~ presented in the 2020 Feasibility Study were reclassified as Indicated Mineral Resources ~~Reserves~~ in the TRS due to differences in calculation standards under S-K 1300 compared to NI 43-101. Mineral Resources are presented exclusive of Mineral Reserves in accordance with S-K 1300.

Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the fiscal Year 2021 based on $1,500/oz gold, EXCLUSIVE OF RESERVES

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)

Indicated
Yellow Pine	8,598	1.11	307	1.44	397	0.018	3,405
Hangar Flats	19,803	1.30	825	3.34	2,128	0.146	63,673
West End	15,133	0.76	369	0.91	445	-	-
Historical Tailings	0	-	0	-	0	-	0
Total Indicated	43,534	1.07	1,501	2.12	2,970	0.07	67,078
Inferred
Yellow Pine	8,021	0.85	219	0.59	153	0	62
Hangar Flats	17,021	1	548	2.3	1,259	0.09	32,146
West End	26,895	0.97	837	1.06	918	0	0
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	52,128	0.96	1,611	1.4	2,345	0.03	32,870

Notes:

(1)       Mineral Resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Indicated category through further drilling, or into Mineral Reserves once economic considerations are applied. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(2)       Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

In addition, in future annual reports on Form 10-K, we propose to delete the table labeled “Antimony Sub-Domains Consolidated Mineral Resource Statement at December 31, 2021 based on $1,500/oz gold” included on page 35 of our 2021 Form 10-K, along with the preceding paragraph.

Comment No. 2: Please disclose the metallurgical recovery factor and the specific point of reference with respect to your mineral reserves as required by Item 1304(d)(1) of Regulation S-K. For example, clarify if reserves are disclosed prior to deductions related to the metallurgical recovery factor and therefore disclosed as mill feed with respect to the point of reference, or disclosed at some other point of reference.

In response to Item 1304(d)(1) of Regulation S-K, we provided a general description of the metallurgical recovery factor and the specific point of reference with respect to our mineral reserves on page 36 of the 2021 Form 10-K under the heading “Economic Criteria, Assumptions and Pit Optimizations for Mineral Reserves”. However, given our complex processing algorithm, we pointed readers to Section 14 of the TRS, which provides detailed information about the metallurgical recoveries by deposit, instead of duplicating that information in the 2021 Form 10-K. In addition, on pages 38 and 39 of the 2021 Form 10-K, we provided an outline of recovery methods in the paragraphs under the heading “Recovery Methods.”

In response to the comment from the Staff, the Company proposes in our future filings, beginning with our 2022 Form 10-K, to include in our reserves table a detailed footnote describing the metallurgical recovery factor and specific point of reference with respect to the mineral reserves presented. Specifically, the Company proposes to add the following footnote to the table “Mineral Reserves Summary (Metric Units) at December 31, 2021 based on $1,600/oz gold” on page 37:

“Mineral Reserves are reported from the reference point of delivery to the processing plant. These reserves are subject to variable metallurgical recoveries for gold, silver, and antimony depending on the host rock, process flowsheet, and product (i.e. doré bullion or antimony concentrate). The average recoveries into bullion are 87% for gold and 13% for silver. The average recoveries into antimony concentrate are 68% for antimony, 0.1% for gold, and 2% for silver.”

Item 15. Exhibit and Financial Statement Schedules, Exhibit 96.1, page 57

Comment No. 3: Please revise your technical report summary to include the annual cash flow forecasts based on an annual production schedule for the life of the project as required by Item 601(96)(iii)(B)(19)(ii) of Regulation S-K.

As required by Item 601(96)(iii)(B)(19)(ii) of Regulation S-K, we included a summary of the undiscounted after-tax annual cash flow forecasts for the life of the project in Figure 1-10 of the TRS, which were prepared based on the annual production schedules for the life of the project presented in our technical report titled “Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho” dated effective December 22, 2020 and issued January 27, 2021 (the “Feasibility Study”). In addition, we included the payable metal value for each year for the life of the project in Figure 1-11 of the TRS. Consistent with the Staff’s guidance that the technical report summary “must not include large amounts of technical or other project data, either in the report or as appendices to the report”1 and that, “in preparing the technical report summary, the qualified person must summarize such information,”2 we included only a summary of the undiscounted cash flows that are presented in detail by year in the Feasibility Study, rather than duplicating the entire cash flow report. The Feasibility Study is publicly available on our website at www.perpetuaresources.com.

1 Modernization of Property Disclosures for Mining Registrants, Release Nos. 33-10570; 34-84509 (October 31, 2018), page 252.

2 Ibid., page 270.

In response to the Staff’s comment, the Company proposes to amend the TRS to include the full “Payables and Revenues” and “Expenses and Results” table set forth in Appendix III, Financial Modeling Results, of the Feasibility Study, which is included as Annex A hereto and to add the footnote referenced in our response to Comment No. 2 above to Table 1-4, “Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold” included on page 1-7 of the TRS and Table 12-10, “Probable Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold” included on page 12-33 of the TRS. The Company intends to file the amended TRS on Form 8-K/A as an amendment to the Form 8-K the Company filed with the Commission on January 3, 2022. For efficiency and to avoid multiple amendments of the TRS, however, the Company proposes to resolve in full the comments in your letter before amending the TRS and filing such Form 8-K/A.

* * * *

If you have any questions regarding this response letter, please contact Jessica Largent at jessica.largent@perpetuacorp.us.

Sincerely,

/s/ Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.

Annex A

Annual Payables, Revenues and Cash Flow after Taxes

[Attached]

Stibnite Gold Project Midas Gold Corporation	Gold - $1,600/oz Silver - $20/oz Antimony - $3.50/lb

Payable Metals		Total	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Doré Metals
Payable Gold	kozs	4,196				341	436	487	566	387
Payable Silver	kozs	835				2	2	2	2	1
Antimony Concentrate Payable Metals
Antimony Concentrate	kt	93				6	22	19	10	17
Payable Gold	kozs	3.73				0.30	0.86	1.05	0.51	0.58
Payable Silver	kozs	134				-	-	-	39.24	80.25
Payable Antimony	klbs	78,433				5,604.03	19,609.67	16,973.35	7,962.41	12,661.91
Revenues
Metal Prices		$000
Gold	$/oz	$1,600.00				$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00
Silver	$/oz	$20.00				$20.00	$20.00	$20.00	$20.00	$20.00
Antimony	$/lb	$3.50				$3.50	$3.50	$3.50	$3.50	$3.50
Doré		$000
Gold		$6,713,596				$545,633	$697,600	$778,800	$905,102	$619,110
Silver		$16,691				$36	$33	$33	$44	$28
Refining/Transport Cost
Gold		$9,021				$733	$937	$1,047	$1,216	$832
Silver		$1,377				$3	$3	$3	$4	$2
Antimony Concentrate		$000
Gold		$5,966				$488	$1,383	$1,682	$821	$926
Silver		$2,671				$0	$0	$0	$785	$1,605
Antimony		$274,514				$19,614	$68,634	$59,407	$27,868	$44,317
Treatment/Transport Cost		$15,154				$1,053	$3,662	$3,174	$1,575	$2,739
Total Revenues		$6,987,886				$563,981	$763,047	$835,698	$931,826	$662,411

Payable Metals	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Doré Metals
Payable Gold	321	245	224	191	206	276	260	120	109	28
Payable Silver	1	52	93	133	173	112	47	151	29	34
Antimony Concentrate Payable Metals
Antimony Concentrate	15	1	-	2	-	-	-	-	-	-
Payable Gold	0.39	0.03	-	-	-	-	-	-	-	-
Payable Silver	11.17	-	-	2.91	-	-	-	-	-	-
Payable Antimony	12,949.31	639.29	-	2,032.55	-	-	-	-	-	-
Revenues
Metal Prices
Gold	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00
Silver	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00
Antimony	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50
Doré
Gold	$513,301	$391,574	$358,376	$305,528	$329,199	$441,921	$415,609	$192,147	$174,257	$45,441
Silver	$27	$1,043	$1,858	$2,655	$3,468	$2,243	$949	$3,015	$586	$674
Refining/Transport Cost
Gold	$690	$526	$482	$411	$442	$594	$558	$258	$234	$61
Silver	$2	$86	$153	$219	$286	$185	$78	$249	$48	$56
Antimony Concentrate
Gold	$620	$47	$0	$0	$0	$0	$0	$0	$0	$0
Silver	$223	$0	$0	$58	$0	$0	$0	$0	$0	$0
Antimony	$45,323	$2,238	$0	$7,114	$0	$0	$0	$0	$0	$0
Treatment/Transport Cost	$2,447	$118	$0	$385	$0	$0	$0	$0	$0	$0
Total Revenues	$556,354	$394,171	$359,599	$314,340	$331,939	$443,384	$415,921	$194,655	$174,560	$45,999

Operating Cost	$000	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Mining	$860,151	$2,023	$14,407	$33,663	$67,675	$67,397	$73,575	$77,534	$70,216
Process Plant	$1,332,063				$88,809	$96,643	$101,116	$99,642	$96,688
Water Treatment Plant	$3,157				$0	$0	$0	$589	$1,235
G&A	$358,607	$250	$250	$250	$24,475	$25,931	$26,813	$27,125	$25,095
Total Operating Cost	$2,553,979	$2,273	$14,657	$33,913	$180,958	$189,970	$201,504	$204,890	$193,234
Royalty	$114,079				$9,272	$11,867	$13,250	$15,380	$10,526
Property Taxes	$4,354				$315	$427	$389	$380	$317
Salvage Value	$-27,240				$0	$0	$0	$0	$0
Reclamation/Closure	$0				$0	$0	$0	$0	$0
Production Cost	$2,645,172	$2,273	$14,657	$33,913	$190,545	$202,264	$215,143	$220,651	$204,077
Net Operating Income - EBITDA	$4,342,714	$-2,273	$-14,657	$-33,913	$373,436	$560,783	$620,555	$711,175	$458,334
Depreciation
Initial Capital	$1,218,935			$1,235	$1,202,454	$4,120	$4,120	$4,120	$2,885
Capital Equipment Lease	$149,437				$21,355	$36,597	$26,137	$18,665	$13,345
Sustaining Capital	$269,556				$19,508	$15,973	$14,554	$9,590	$7,426
Total Depreciation	$1,635,847	$0	$0	$1,235	$1,243,317	$56,691	$44,811	$32,375	$23,656
Interest
Capital Equipment Lease Interest	$17,593	$0	$594	$2,543	$3,843	$3,088	$2,488	$1,633	$716
Total Interest	$17,593	$0	$594	$2,543	$3,843	$3,088	$2,488	$1,633	$716
Net Income after Depreciation & Interest	$2,689,274	$-2,273	$-15,251	$-37,690	$-873,724	$501,004	$573,257	$677,167	$433,962
Idaho Mine License Tax	$27,269		$0	$0	$0	$3,786	$4,411	$5,334	$3,299
Idaho Corporate Income Tax	$106,600		$0	$0	$0	$0	$0	$17,380	$22,256
Federal Income Tax	$300,879		$0	$0	$0	$0	$0	$49,055	$62,819
Net Income after Taxes	$2,254,526	$-2,273	$-15,251	$-37,690	$-873,724	$497,218	$568,846	$605,398	$345,588
Cash Flow
Net Operating Income after Interest	$4,325,121	$-2,273	$-15,251	$-36,456	$369,592	$557,695	$618,067	$709,542	$457,618
Working Capital
Account Receivables	$0				$-23,177.31	$-8,180.79	$-2,985.65	$-3,950.46	$11,071.82
Accounts Payable	$0				$7,437	$370.35	$473.97	$139.19	$-479.05
Inventory (Parts)	$0			$-7,500	$-7,500	$0	$0	$0	$0
Total Working Capital	$0	$0	$0	$-7,500	$-23,241	$-7,810	$-2,512	$-3,811	$10,593
Capital Expenditures
Initial Capital	$1,218,935	$199,033	$448,961	$570,941	$0	$0	$0	$0	$0
Capital Equipment Lease	$149,437	$1,115	$8,869	$34,029	$13,146	$14,299	$19,358	$16,303	$21,039
Sustaining Capital	$289,610	$0	$0	$0	$19,508	$19,278	$20,710	$14,179	$10,856
Total Capital Expenditures	$1,657,982	$200,148	$457,831	$604,970	$32,653	$33,576	$40,067	$30,482	$31,895
Cash Flow before Taxes	$2,667,138	$-202,421	$-473,082	$-648,925	$313,698	$516,308	$575,488	$675,249	$436,316
Cummulative Cash Flow before Taxes		$-202,421	$-675,503	$-1,324,428	$-1,010,729	$-494,421	$81,067	$756,316	$1,192,632
Taxes	$434,748	$0	$0	$0	$0	$3,786	$4,411	$71,769	$88,374
Cash Flow after Taxes	$2,232,391	$-202,421	$-473,082	$-648,925	$313,698	$512,522	$571,077	$603,480	$347,942
Cummulative Cash Flow after Taxes		$-202,421	$-675,503	$-1,324,428	$-1,010,729	$-498,208	$72,870	$676,350	$1,024,292

Operating Cost	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Mining	$66,569	$63,817	$63,141	$61,576	$57,809	$53,198	$34,624	$22,514	$19,064	$11,349
Process Plant	$95,935	$92,503	$90,989	$92,893	$91,388	$92,312	$92,447	$90,096	$81,083	$29,521
Water Treatment Plant	$779	$70	$0	$0	$0	$0	$0	$0	$0	$484
G&A	$24,348	$23,986	$23,741	$23,486	$23,517	$24,193	$24,425	$23,986	$23,486	$13,252
Total Operating Cost	$187,632	$180,375	$177,872	$177,955	$172,713	$169,703	$151,495	$136,596	$123,632	$54,607
Royalty	$8,725	$6,649	$6,084	$5,187	$5,589	$7,503	$7,056	$3,262	$2,958	$771
Property Taxes	$366	$346	$389	$137	$204	$167	$230	$230	$230	$230
Salvage Value	$0	$0	$0	$0	$0	$0	$0	$0	$-4,086	$-4,086
Reclamation/Closure	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Production Cost	$196,722	$187,369	$184,345	$183,278	$178,506	$177,372	$158,781	$140,088	$122,734	$51,522
Net Operating Income - EBITDA	$359,632	$206,801	$175,254	$131,062	$153,433	$266,012	$257,141	$54,567	$51,826	$-5,523
Depreciation
Initial Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$13,330	$13,345	$6,665	$0	$0	$0	$0	$0	$0	$0
Sustaining Capital	$13,766	$18,937	$15,847	$13,548	$10,676	$12,030	$12,322	$8,297	$4,861	$3,918
Total Depreciation	$27,096	$32,282	$22,512	$13,548	$10,676	$12,030	$12,322	$8,297	$4,861	$3,918
Interest
Capital Equipment Lease Interest	$455	$553	$421	$381	$336	$246	$135	$97	$51	$13
Total Interest	$455	$553	$421	$381	$336	$246	$135	$97	$51	$13
Net Income after Depreciation & Interest	$332,082	$173,967	$152,322	$117,133	$142,421	$253,736	$244,684	$46,173	$46,914	$-9,454
Idaho Mine License Tax	$2,445	$1,144	$983	$693	$925	$1,871	$1,822	$273	$277	$0
Idaho Corporate Income Tax	$16,341	$7,338	$6,219	$4,212	$5,820	$12,370	$12,030	$1,304	$1,331	$0
Federal Income Tax	$46,122	$20,710	$17,553	$11,889	$16,426	$34,914	$33,954	$3,681	$3,756	$0
Net Income after Taxes	$267,174	$144,774	$127,567	$100,339	$119,250	$204,581	$196,878	$40,915	$41,551	$-9,454
Cash Flow
Net Operating Income after Interest	$359,177	$206,248	$174,833	$130,681	$153,097	$265,767	$257,006	$54,470	$51,775	$-5,536
Working Capital
Account Receivables	$4,358.51	$6,665	$1,420.76	$1,859.96	$-723.23	$-4,579.95	$1,128.61	$9,093.13	$826	$5,283
Accounts Payable	$-230.22	$-298	$-102.89	$3.40	$-215.40	$-123.71	$-748.25	$-612.30	$-533	$-2,837
Inventory (Parts)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$15,000
Total Working Capital	$4,128	$6,367	$1,318	$1,863	$-939	$-4,704	$380	$8,481	$293	$17,447
Capital Expenditures
Initial Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$4,220	$2,985	$3,298	$2,112	$2,621	$3,184	$1,697	$429	$599	$135
Sustaining Capital	$61,386	$1,668	$12,415	$716	$5,145	$16,198	$1,671	$2,475	$1,629	$2,481
Total Capital Expenditures	$65,606	$4,653	$15,712	$2,828	$7,766	$19,382	$3,368	$2,905	$2,228	$2,616
Cash Flow before Taxes	$297,699	$207,962	$160,439	$129,716	$144,393	$241,681	$254,018	$60,047	$49,840	$9,295
Cummulative Cash Flow before Taxes	$1,490,331	$1,698,293	$1,858,731	$1,988,447	$2,132,840	$2,374,521	$2,628,539	$2,688,585	$2,738,425	$2,747,720
Taxes	$64,908	$29,192	$24,754	$16,794	$23,171	$49,155	$47,806	$5,259	$5,364	$0
Cash Flow after Taxes	$232,791	$178,769	$135,684	$112,922	$121,222	$192,525	$206,212	$54,788	$44,476	$9,295
Cummulative Cash Flow after Taxes	$1,257,083	$1,435,853	$1,571,537	$1,684,459	$1,805,681	$1,998,206	$2,204,418	$2,259,205	$2,303,682	$2,312,977

Operating Cost	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22
Mining	$0	$0	$0	$0	$0	$0	$0
Process Plant	$0	$0	$0	$0	$0	$0	$0
Water Treatment Plant	$0	$0	$0	$0	$0	$0	$0
G&A	$0	$0	$0	$0	$0	$0	$0
Total Operating Cost	$0	$0	$0	$0	$0	$0	$0
Royalty	$0	$0	$0	$0	$0	$0	$0
Property Taxes	$0	$0	$0	$0	$0	$0	$0
Salvage Value	$-4,086	$-4,086	$-2,724	$-2,179	$-2,179	$-1,907	$-1,907
Reclamation/Closure	$0	$0	$0	$0	$0	$0	$0
Production Cost	$-4,086	$-4,086	$-2,724	$-2,179	$-2,179	$-1,907	$-1,907
Net Operating Income - EBITDA	$4,086	$4,086	$2,724	$2,179	$2,179	$1,907	$1,907
Depreciation
Initial Capital	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$0	$0	$0	$0	$0	$0	$0
Sustaining Capital	$3,631	$4,211	$4,620	$4,746	$5,455	$6,194	$6,940
Total Depreciation	$3,631	$4,211	$4,620	$4,746	$5,455	$6,194	$6,940
Interest
Capital Equipment Lease Interest	$0	$0	$0	$0	$0	$0	$0
Total Interest	$0	$0	$0	$0	$0	$0	$0
Net Income after Depreciation & Interest	$455	$-125	$-1,896	$-2,567	$-3,275	$-4,287	$-5,034
Idaho Mine License Tax	$5	$0	$0	$0	$0	$0	$0
Idaho Corporate Income Tax	$0	$0	$0	$0	$0	$0	$0
Federal Income Tax	$0	$0	$0	$0	$0	$0	$0
Net Income after Taxes	$450	$-125	$-1,896	$-2,567	$-3,275	$-4,287	$-5,034
Cash Flow
Net Operating Income after Interest	$4,086	$4,086	$2,724	$2,179	$2,179	$1,907	$1,907
Working Capital
Account Receivables	$1,890	$0	$0	$0	$0	$0	$0
Accounts Payable	$-2,244	$0	$0	$0	$0	$0	$0
Inventory (Parts)	$0	$0	$0	$0	$0	$0	$0
Total Working Capital	$-354	$0	$0	$0	$0	$0	$0
Capital Expenditures
Initial Capital	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$0	$0	$0	$0	$0	$0	$0
Sustaining Capital	$2,408	$6,564	$7,299	$5,930	$8,493	$7,488	$9,218
Total Capital Expenditures	$2,408	$6,564	$7,299	$5,930	$8,493	$7,488	$9,218
Cash Flow before Taxes	$1,324	$-2,478	$-4,575	$-3,751	$-6,314	$-5,581	$-7,311
Cummulative Cash Flow before Taxes	$2,749,044	$2,746,565	$2,741,990	$2,738,240	$2,731,925	$2,726,344	$2,719,033
Taxes	$5	$0	$0	$0	$0	$0	$0
Cash Flow after Taxes	$1,319	$-2,478	$-4,575	$-3,751	$-6,314	$-5,581	$-7,311
Cummulative Cash Flow after Taxes	$2,314,296	$2,311,818	$2,307,243	$2,303,492	$2,297,178	$2,291,596	$2,284,285

Operating Cost	Year 23	Year 24	Year 25	Year 26	Year 27	Year 28	Year 29	Year 30
Mining	$0	$0	$0	$0	$0	$0	$0	$0
Process Plant	$0	$0	$0	$0	$0	$0	$0	$0
Water Treatment Plant	$0	$0	$0	$0	$0	$0	$0	$0
G&A	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Cost	$0	$0	$0	$0	$0	$0	$0	$0
Royalty	$0	$0	$0	$0	$0	$0	$0	$0
Property Taxes	$0	$0	$0	$0	$0	$0	$0	$0
Salvage Value	$0	$0	$0	$0	$0	$0	$0	$0
Reclamation/Closure	$0	$0	$0	$0	$0	$0	$0	$0
Production Cost	$0	$0	$0	$0	$0	$0	$0	$0
Net Operating Income - EBITDA	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation
Initial Capital	$0	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$0	$0	$0	$0	$0	$0	$0	$0
Sustaining Capital	$8,853	$9,722	$8,528	$7,124	$5,796	$4,695	$3,522	$2,186
Total Depreciation	$8,853	$9,722	$8,528	$7,124	$5,796	$4,695	$3,522	$2,186
Interest
Capital Equipment Lease Interest	$0	$0	$0	$0	$0	$0	$0	$0
Total Interest	$0	$0	$0	$0	$0	$0	$0	$0
Net Income after Depreciation & Interest	$-8,853	$-9,722	$-8,528	$-7,124	$-5,796	$-4,695	$-3,522	$-2,186
Idaho Mine License Tax	$0	$0	$0	$0	$0	$0	$0	$0
Idaho Corporate Income Tax	$0	$0	$0	$0	$0	$0	$0	$0
Federal Income Tax	$0	$0	$0	$0	$0	$0	$0	$0
Net Income after Taxes	$-8,853	$-9,722	$-8,528	$-7,124	$-5,796	$-4,695	$-3,522	$-2,186
Cash Flow
Net Operating Income after Interest	$0	$0	$0	$0	$0	$0	$0	$0
Working Capital
Account Receivables	$0	$0	$0	$0	$0	$0	$0	$0
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0
Inventory (Parts)	$0	$0	$0	$0	$0	$0	$0	$0
Total Working Capital	$0	$0	$0	$0	$0	$0	$0	$0
Capital Expenditures
Initial Capital	$0	$0	$0	$0	$0	$0	$0	$0
Capital Equipment Lease	$0	$0	$0	$0	$0	$0	$0	$0
Sustaining Capital	$16,451	$6,391	$4,571	$2,225	$2,203	$989	$846	$18,219
Total Capital Expenditures	$16,451	$6,391	$4,571	$2,225	$2,203	$989	$846	$18,219
Cash Flow before Taxes	$-16,451	$-6,391	$-4,571	$-2,225	$-2,203	$-989	$-846	$-18,219
Cummulative Cash Flow before Taxes	$2,702,582	$2,696,191	$2,691,620	$2,689,395	$2,687,192	$2,686,203	$2,685,357	$2,667,138
Taxes	$0	$0	$0	$0	$0	$0	$0	$0
Cash Flow after Taxes	$-16,451	$-6,391	$-4,571	$-2,225	$-2,203	$-989	$-846	$-18,219
Cummulative Cash Flow after Taxes	$2,267,834	$2,261,443	$2,256,872	$2,254,647	$2,252,444	$2,251,455	$2,250,609	$2,232,391

Economic Indicators before Taxes		$000
NPV @ 0%	0.0%	$2,667,138
NPV @ 5%	5.0%	$1,598,616
NPV @ 7%	7.0%	$1,290,396
NPV @ 10%	10.0%	$919,133
IRR		24.3%
Payback	Years	2.9

Economic Indicators after Taxes		$000
NPV @ 0%	0.0%	$2,232,391
NPV @ 5%	5.0%	$1,319,814
NPV @ 7%	7.0%	$1,054,337
NPV @ 10%	10.0%	$733,218
IRR		22.3%
Payback	Years	2.9